This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
THIRD QUARTER 2019 FINANCIAL AND OPERATING RESULTS
For the three and nine months ended September 30, 2019

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, October 30, 2019 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2019. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three and nine month periods ended September 30, 2019 and 2018, are available on TransGlobe's website at www.trans-globe.com.

Highlights:

◆ Third quarter production averaged 15,943 boe/d (Egypt 13,750 bbls/d, Canada 2,193 boe/d), a decrease of 997 boe/d (6%) over the previous quarter, and sales averaged 14,122 boe/d. Production to date in October averaged approximately 15,206 boe/d (Egypt ~13,228 bbls/d, Canada ~1,978 boe/d);

◆	Production for the nine months ended September 30, 2019 averaged 16,269 boe/d (Egypt 14,010 bbls/d, Canada 2,259 boe/d), which was above guidance and 15% higher than the same period in 2018;

◆    2019 production guidance is now expected to range from 15,500 to 16,000 boe/d with a midpoint of 15,750 boe/d for the year;

◆	Positive third quarter funds flow of $9.4 million ($0.13 per share). Third quarter net earnings of $3.0 million ($0.04 per share);

◆	Ended the third quarter with positive working capital of $47.2 million, including cash and cash equivalents of $24.4 million;

◆	NWG 38D-1 (drilled in Q2-2019) is confirmed as an oil discovery following completion and perforation, and will be put on production in Q4-2019 following stimulation;

◆
Completed SGZ-6X as an upper Bahariya oil producer in the Western Desert (approval received in Q3-2019), with construction of an Early Production Facility on schedule for late Q4-2019, targeting an initial production rate of approximately 1,000 bbls/day;

◆	Drilled four horizontal Cardium oil wells in the Harmattan area of Canada during the quarter, including three development wells and one outpost appraisal well;

◆	Sold 380 thousand barrels ("mbbls") of inventoried entitlement crude oil to EGPC in September 2019;

◆	Continues to review opportunities for inorganic growth in line with our M&A strategy;

◆	Paid a dividend of $0.035 per share on September 13, 2019 to shareholders of record on August 30, 2019.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended September 30			Nine Months Ended September 30
Financial	2019	2018	% change	2019	2018	% change
Petroleum and natural gas sales	64,388	74,345	(13)	214,728	226,516	(5)
Petroleum and natural gas sales, net of royalties	31,200	42,453	(27)	111,623	135,622	(18)
Realized derivative loss on commodity contracts	(112)	(2,430)	95	(1,041)	(8,329)	88
Unrealized derivative gain (loss) on commodity contracts	2,616	(3,295)	179	(385)	(20,157)	98
Production and operating expense	11,564	12,242	(6)	35,507	40,182	(12)
Selling costs	76	527	(86)	649	1,653	(61)
General and administrative expense	4,102	5,104	(20)	12,743	16,683	(24)
Depletion, depreciation and amortization expense	8,173	8,751	(7)	26,184	26,077	—
Income tax expense	6,416	6,924	(7)	20,095	19,728	2
Cash flow generated by operating activities	12,042	47,639	(75)	21,096	59,370	(64)
Funds flow from operations[1]	9,429	17,018	(45)	43,700	54,440	(20)
Basic per share	0.13	0.24		0.60	0.75
Diluted per share	0.13	0.23		0.60	0.75
Net earnings (loss)	2,967	(12,283)	(124)	4,207	(15,042)	128
Basic per share	0.04	(0.17)		0.06	(0.21)
Diluted per share	0.04	(0.17)		0.06	(0.21)
Capital expenditures	9,292	12,783	(27)	25,936	23,273	11
Dividends paid	2,539	2,527	—	5,078	2,527	101
Dividends paid per share	0.035	0.035	—	0.035	—	—
Working capital	47,150	52,351	(10)	47,150	52,351	(10)
Long-term debt, including current portion	41,726	52,532	(21)	41,726	52,532	(21)
Common shares outstanding
Basic (weighted average)	72,542	72,206	—	72,504	72,206	—
Diluted (weighted average)	72,542	72,951	(1)	72,509	73,124	(1)
Total assets	312,654	314,203	—	312,654	314,203	—

Operating
Average production volumes (boe/d)	15,943	14,331	11	16,269	14,161	15
Average sales volumes (boe/d)	14,122	14,490	(3)	15,044	15,191	(1)
Inventory (mbbls)	902.6	495.6	82	902.6	495.6	82
Average price ($ per boe)	49.56	55.77	(11)	52.28	54.62	(4)
Operating expense ($ per boe)	8.90	9.18	(3)	8.65	9.69	(11)
[1]  Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

Average Reference Prices and Exchange Rates	2019			2018
	Q-3	Q-2	Q-1	Q-4	Q-3
Crude oil
Dated Brent average oil price (US$/bbl)	61.93	68.92	63.17	67.71	75.22
Edmonton Sweet index (US$/bbl)	51.76	55.17	49.96	32.51	62.68
Natural gas
AECO (C$/mmbtu)	1.00	1.11	2.63	1.56	1.18
US/Canadian Dollar average exchange rate	1.32	1.34	1.33	1.32	1.30

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 15,943 barrels of oil equivalent per day ("boe/d") during the third quarter of 2019. Egypt production was 13,750 barrels of oil per day ("bbls/d") and Canada production was 2,193 boe/d. Production for the quarter was within the full year 2019 guidance of between 15,500 to 16,000 boe/d and 6% lower than the previous quarter, due to natural declines.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $54.58 per barrel in Egypt during the quarter. In Canada, the Company received an average of $49.94 per barrel of oil and $0.70 per thousand cubic feet ("mcf") of natural gas during the quarter.

During the quarter, the Company had funds flow from operations of $9.4 million and ended the quarter with positive working capital of $47.2 million, including cash and cash equivalents of $24.4 million. The Company had net earnings in the quarter of $3.0 million, including a $2.6 million unrealized derivative gain on commodity contracts which represents a fair value adjustment on the Company's hedging contracts as at September 30, 2019.

In Egypt, the Company sold 380.4 thousand barrels ("mbbls") of entitlement crude oil during the quarter and had 902.6 mbbls of entitlement crude oil inventory at September 30, 2019. The increase in inventoried crude oil is attributed to higher oil production than forecasted in the first half of 2019 due to successful drilling and well workover results. All Canadian production was sold during the quarter.

The Company continued its negotiations in Egypt throughout the quarter with the government to amend, extend and consolidate its Eastern Desert operations.

In the Eastern Desert, the NWG 38D-1 exploration well drilled in the second quarter of 2019 was completed, perforated, and is currently producing oil to surface at a low rate, confirming the well as an oil discovery in the Red Bed formation. NWG 38D-1 will require stimulation in Q4-2019 prior to being put into full production. Data recovered and analyzed from the well shows it in pressure communication with the adjacent NWG 38A pool.

In the Western Desert, the SGZ-6X discovery well (tested at 3,840 bbls of light oil per day) was completed during the third quarter of 2019 as an oil producer in the upper Bahariya formation. Construction of an Early Production Facility (“EPF”) in South Ghazalat is on schedule, from which oil will be transported to the nearby South Dabaa receiving facility and onwards via existing pipeline infrastructure to market. First oil is expected late in Q4-2019. Concurrently, the Company has submitted permits and is sourcing a drilling rig to drill an appraisal well in the SGZ-6X pool during Q4-2019 which, if successful, will be completed and connected to the new South Ghazalat EPF. In addition, a project to merge and reprocess two existing 3D seismic surveys over the development lease area will also be completed in Q4-2019.

In Canada, the Company drilled and cased three Cardium development oil wells (one-mile horizontal wells) in the Harmattan area and one Cardium outpost appraisal well (two-mile horizontal well) in the South Harmattan area which completed the 2019 drilling program. Subsequent to the quarter, the four horizontal wells have been completed and stimulated and are being equipped for production.

The Company paid a dividend of $0.035 per share on September 13, 2019 to shareholders of record on August 30, 2019.

The Company’s management and board held its annual strategy session in early October, and reconfirmed its commitment to growth through material cash generative mergers and acquisitions to build significantly greater scale, profitability, and long-term sustainability within the next three to five years. To achieve these growth ambitions, the Company intends to leverage its operating and financial capabilities as well as its unique position as a recognized partner of choice in the region, and is actively assessing several opportunities.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, West Bakr, and North West Gharib (100% working interest, operated)

Operations and Exploration

During the third quarter of 2019, the Company completed and perforated the NWG 38D-1 exploration well drilled in the second quarter of 2019. This well is currently producing oil to surface at a low rate, confirming the well as an oil discovery in the Red Bed formation. NWG 38D-1 will require stimulation, similar to NWG 38A-1, in Q4-2019 prior to being put into full production. Data recovered and analyzed from the well shows it in pressure communication with the adjacent NWG 38A pool. While encouraging, any potential for additional drilling and reserves additions will be assessed following stimulation and production of the well.

Production

Production averaged 13,750 bbls/d during the quarter, a decrease of 6% (913 bbls/d) from the previous quarter. This decrease is primarily due to natural declines, the completion of the 2019 Eastern Desert drilling program in the second quarter, and pressure management of the shared M-pool, consistent with production guidance for fiscal 2019 of 15,500 to 16,000 boe/d.

Production to date in October averaged ~13,228 bbls/d.

Sales

The Company sold 380.4 mbbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Eastern Desert Production (bbls/d)	2019			2018
	Q-3	Q-2	Q-1	Q-4
Gross production rate[1]	13,750	14,663	13,616	12,970
TransGlobe production (inventoried) sold	(1,821)	(967)	(877)	(787)
Total sales	11,929	13,696	12,739	12,183

Government share (royalties and tax)	7,795	8,320	7,711	7,292
TransGlobe sales (after royalties and tax)[2]	4,134	5,376	5,028	4,891
Total sales	11,929	13,696	12,739	12,183
[1]  Quarterly production by concession (bbls/d):
West Gharib - 4,003 (Q3-2019), 4,256 (Q2-2019), 4,238 (Q1-2019), and 4,512 (Q4-2018)
   West Bakr - 8,978 (Q3-2019), 9,389 (Q2-2019), 8,132 (Q1-2019), and 7,323 (Q4-2018)
   North West Gharib - 769 (Q3-2019), 1,018 (Q2-2019), 1,246 (Q1-2019), and 1,135 (Q4-2018)

[2] Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the Government's share of production sharing oil.

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

At South Ghazalat, the SGZ-6X discovery well (tested at 3,840 bbls of light oil per day) was completed during the third quarter of 2019 as an oil producer in the upper Bahariya formation. Construction of an Early Production Facility ("EPF") is on schedule, from which oil will be transported to the nearby South Dabaa receiving facility and onwards via existing pipeline infrastructure to market. The first oil is expected late in Q4-2019.

Concurrently, the Company submitted permits and is sourcing a drilling rig to drill an appraisal well in SGZ-6X pool during Q4-2019, which if successful, will be completed and connected to the new South Ghazalat EPF. In addition, a project to merge and reprocess two existing 3D seismic surveys over the development lease area is also expected to be completed in Q4-2019.

CANADA

Operations and Exploration

During the quarter, the Company drilled and cased three Cardium development oil wells (one-mile horizontal wells) in the Harmattan area and one Cardium outpost appraisal well (two-mile horizontal well) in the South Harmattan area, which completed the 2019 drilling program. Subsequent to the quarter, the four horizontal wells have been completed and stimulated (approximately 40 stages per mile) and are being equipped for production.

Production

In Canada, oil production averaged 666 bbls/d during the quarter, a decrease of 122 bbls/d (15%) from the previous quarter, primarily due to natural declines. Total Q3-2019 production was 4% (84 boe/d) lower than the previous quarter.

Production to date averaged ~1,978 boe/d in October with ~586 bbls/d of oil.

Quarterly Canada Production (boe/d)	2019			2018
	Q-3	Q-2	Q-1	Q-4
Canada crude oil (bbls/d)	666	788	894	495
Canada NGLs (bbls/d)	585	533	470	829
Canada natural gas (mcf/d)	5,652	5,733	5,663	5,865
Total production (boe/d)	2,193	2,277	2,308	2,302

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of US Dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2019	2018	2019	2018
REVENUE
Petroleum and natural gas sales, net of royalties	31,200	42,453	111,623	135,622
Finance revenue	85	180	401	399
	31,285	42,633	112,024	136,021

EXPENSES
Production and operating	11,564	12,242	35,507	40,182
Selling costs	76	527	649	1,653
General and administrative	4,102	5,104	12,743	16,683
Foreign exchange (gain) loss	(67)	216	(122)	195
Finance costs	1,030	1,222	3,311	3,923
Depletion, depreciation and amortization	8,173	8,751	26,184	26,077
Asset retirement obligation accretion	51	72	156	205
(Gain) loss on financial instruments	(2,504)	5,725	1,426	28,486
Impairment (recovery) loss	(409)	14,138	7,982	14,138
Gain on disposition of assets	(114)	(5)	(114)	(207)
	21,902	47,992	87,722	131,335

Net earnings (loss) before income taxes	9,383	(5,359)	24,302	4,686

Income tax expense – current	6,416	6,924	20,095	19,728
NET EARNINGS (LOSS) FOR THE PERIOD	2,967	(12,283)	4,207	(15,042)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments	(410)	1,000	1,250	(679)
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	2,557	(11,283)	5,457	(15,721)

Net earnings (loss) per share
Basic	0.04	(0.17)	0.06	(0.21)
Diluted	0.04	(0.17)	0.06	(0.21)

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of US Dollars)

	As at	As at
	September 30, 2019	December 31, 2018
ASSETS
Current
Cash and cash equivalents	24,444	51,705
Accounts receivable	24,844	12,014
Derivative commodity contracts	740	1,198
Prepaids and other	4,033	5,385
Product inventory	17,342	8,692
	71,403	78,994
Non-Current
Derivative commodity contracts	243	171
Intangible exploration and evaluation assets	29,128	36,266
Property and equipment
Petroleum and natural gas assets	197,941	195,263
Other assets	4,225	3,079
Deferred taxes	9,714	4,523
	312,654	318,296

LIABILITIES
Current
Accounts payable and accrued liabilities	22,963	28,007
Current portion of lease obligations	1,290	—
	24,253	28,007
Non-Current
Long-term debt	41,726	52,355
Asset retirement obligation	13,938	12,113
Other long-term liabilities	447	1,007
Lease obligations	865	—
Deferred taxes	9,714	4,523
	90,943	98,005

SHAREHOLDERS’ EQUITY
Share capital	152,805	152,084
Accumulated other comprehensive income (loss)	311	(939)
Contributed surplus	24,515	24,195
Retained earnings	44,080	44,951
	221,711	220,291
	312,654	318,296

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2019	2018	2019	2018
Share Capital
Balance, beginning of period	152,805	152,084	152,084	152,084
Stock options exercised	—	—	547	—
Transfer from contributed surplus on exercise of options	—	—	174	—
Balance, end of period	152,805	152,084	152,805	152,084

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	721	1,114	(939)	2,793
Currency translation adjustment	(410)	1,000	1,250	(679)
Balance, end of period	311	2,114	311	2,114

Contributed Surplus
Balance, beginning of period	24,358	23,828	24,195	23,329
Share-based compensation expense	157	164	494	663
Transfer to share capital on exercise of options	—	—	(174)	—
Balance, end of period	24,515	23,992	24,515	23,992

Retained Earnings
Balance, beginning of period	43,652	29,042	44,951	31,801
Net earnings (loss)	2,967	(12,283)	4,207	(15,042)
Dividends	(2,539)	(2,527)	(5,078)	(2,527)
Balance, end of period	44,080	14,232	44,080	14,232

Advisory on Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook.
In particular, forward-looking information and statements contained in this document include, but are not limited to, statements relating to "reserves" which are, by their nature, forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves or resources, as applicable, described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. The recovery and reserve estimates of TransGlobe's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.
Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Without limitation of the foregoing, future dividend payments, if any, and the level thereof is uncertain, as the Company's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.
The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories
Mr. Darrin Drall, P.Eng., - Manager Engineering for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Drall obtained a Bachelor of Science Degree in Engineering from the University of Manitoba.  He is a Registered Professional Engineer in the province of Alberta (Association of Professional Engineers and Geoscientists of Alberta) and in the province of Saskatchewan (Association of Professional Engineers and Geoscientists of Saskatchewan) and has over 30 years' experience in oil and gas.
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.
The following abbreviations used in this press release have the meanings set forth below:
Bopd        barrels of oil per day
MBopd      thousand barrels of oil per day
Boepd       barrels of oil equivalent per day
MBoepd    thousand barrels of oil equivalent per day
MBbl         thousand barrels

For further information, please contact: Investor Relations Telephone: +1 (403) 264-9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Randy Neely, President & Chief Executive Officer
Eddie Ok, Vice President & Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	44 0 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	44 0 20 7448 0200
Jonathan Wright

FTI Consulting (Financial PR)	44 0 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan